Exhibit 99.1

Copa Holdings Reports Financial Results for the First Quarter of 2022

Panama City, Panama --- May 11, 2022.  Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the first quarter of 2022 (1Q22). The terms “Copa Holdings” and “the Company” refer to the consolidated entity.  The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the first quarter of 2019 (1Q19) (which the Company believes are more relevant than year-over-year comparisons due to the significant impacts in 2020 and 2021 of the COVID-19 pandemic).

OPERATING AND FINANCIAL HIGHLIGHTS

▪

Copa Holdings reported a net profit of US$19.8 million for the quarter or US$0.47 per share, as compared to a net profit of US$89.4 million or earnings per share of US$2.11 in 1Q19. Excluding special items, the Company would have reported a net profit of US$29.5 million or US$0.70 per share. Special items for the quarter amount to US$9.7 million, comprised of unrealized mark-to-market losses related to the Company’s convertible notes as well as changes in the value of financial investments.

▪	Copa Holdings reported an operating profit of US$44.8 million for the quarter and a 7.8% operating margin, compared to an operating profit of US$112.9 million in 1Q19.
▪

Total revenues for 1Q22 came in at US$571.6 million, reaching 85.0% of 1Q19 revenues. Passenger revenue for 1Q22 was 83.4% of 1Q19 levels, while cargo revenue was 40.6% higher than 1Q19. Revenue per Available Seat Mile (RASM) came in at 10.2 cents, or 3.0% lower than 1Q19.

▪	Operating cost per available seat mile excluding fuel (Ex-fuel CASM) decreased 1.6% in the quarter vs. 1Q19 to 6.0 cents.
▪	Capacity for 1Q22, measured in terms of available seat miles (ASMs), was 87.6% of the capacity flown in 1Q19.
▪	The Company ended the quarter with approximately US$1.2 billion in cash, short-term and long-term investments, which represents 65% of the last twelve months’ revenues.
▪	The Company closed the quarter with total debt, including lease liabilities, of US$1.6 billion.
▪	During the quarter, the Company took delivery of 2 Boeing 737 MAX 9 aircraft.
▪

Including 3 Boeing 737-700 aircraft currently in temporary storage and one Boeing 737-800 freighter, Copa Holdings ended the quarter with a consolidated fleet of 93 aircraft – 68 Boeing 737-800s, 16 Boeing 737 MAX 9s, and 9 Boeing 737-700s, compared to a fleet of 102 aircraft prior to the COVID-19 pandemic.

▪	Copa Airlines had an on-time performance for the quarter of 91.3% and a flight completion factor of 99.3%, once again positioning the airline among the best in the industry.
▪	During the quarter, the Company announced two new destinations starting in June 2022 — Santa Marta in Colombia and Barcelona in Venezuela.

Exhibit 99.1

Consolidated Financial & Operating Highlights	1Q22	1Q19 (3)	Variance vs. 1Q19	4Q21	Variance vs. 3Q21
Revenue Passengers Carried (000s)	2,285	2,588	-11.7%	2,214	3.2%
Revenue Passengers OnBoard (000s)	3,476	3,830	-9.2%	3,369	3.2%
RPMs (millions)	4,585	5,345	-14.2%	4,265	7.5%
ASMs (millions)	5,623	6,415	-12.4%	5,109	10.1%
Load Factor	81.5%	83.3%	-1.8 p.p.	83.5%	-1.9 p.p.
Yield (US$ Cents)	11.8	12.1	-2.7%	12.7	-6.9%
PRASM (US$ Cents)	9.6	10.1	-4.8%	10.6	-9.0%
RASM (US$ Cents)	10.2	10.5	-3.0%	11.3	-9.7%
CASM (US$ Cents)	9.4	8.7	7.5%	8.1	15.7%
Adjusted CASM (US$ Cents) (1)	9.4	8.7	7.5%	9.0	4.2%
CASM Excl. Fuel (US$ Cents)	6.0	6.1	-1.6%	5.2	15.2%
Adjusted CASM Excl. Fuel (US$ Cents) (1)	6.0	6.1	-1.6%	6.1	-1.7%
Fuel Gallons Consumed (millions)	66.5	81.2	-18.1%	61.0	9.1%
Avg. Price Per Fuel Gallon (US$)	2.87	2.09	37.4%	2.43	18.0%
Average Length of Haul (miles)	2,007	2,065	-2.8%	1,926	4.2%
Average Stage Length (miles)	1,298	1,299	0.0%	1,254	3.5%
Departures	27,190	33,329	-18.4%	25,458	6.8%
Block Hours	88,474	110,089	-19.6%	80,710	9.6%
Average Aircraft Utilization (hours) (2)	11.1	11.6	-4.5%	11.3	-1.9%
Operating Revenues (US$ millions)	571.6	672.2	-15.0%	575.0	-0.6%
Operating Profit (Loss) (US$ millions)	44.8	112.9	-60.3%	161.3	-72.2%
Adjusted Operating Profit (Loss) (US$ millions) (1)	44.8	112.9	-60.3%	115.8	-61.3%
Operating Margin	7.8%	16.8%	-9.0 p.p.	28.1%	-20.2 p.p.
Adjusted Operating Margin (1)	7.8%	16.8%	-9.0 p.p.	20.1%	-12.3 p.p.
Net Profit (Loss) (US$ millions)	19.8	89.4	-77.9%	118.3	-83.3%
Adjusted Net Profit (Loss) (US$ millions) (1)	29.5	89.4	-67.0%	81.7	-63.9%
Basic EPS (US$)	0.47	2.11	-77.7%	2.78	-83.1%
Adjusted Basic EPS (US$) (1)	0.70	2.11	-66.7%	1.92	-63.4%
Shares for calculation of Basic EPS (000s)	42,006	42,478	-1.1%	42,533	-1.2%

(1)	Excludes Special Items. This earnings release includes a reconciliation of non-IFRS financial measures to the comparable IFRS measures.
(2)	Average Aircraft Utilization is calculated based on the Company’s active fleet, excluding aircraft in storage.
(3)	The Company believes that comparisons with 2019 are more relevant than year-over-year comparisons due to the significant impacts in 2020 of the COVID-19 pandemic.

Exhibit 99.1

MANAGEMENT’S COMMENTS ON 1Q22 RESULTS

Thanks to the recovery in demand following the impact of the COVID-19 Omicron variant, and despite higher fuel prices, Copa Holdings reported a profitable quarter. These results also reflect the Company’s ability to increase capacity while operating with low unit costs.

During the first quarter, the Company reported a net profit of US$19.8 million, an operating profit of US$44.8 million, and an operating margin of 7.8%. Excluding special items, comprised of US$9.7 million in unrealized mark-to-market losses related to the Company’s convertible notes as well as changes in the value of financial investments, the Company would have reported a net profit of US$29.5 million.

Despite the cancellation of approximately 4% of the Company’s planned departures for the quarter due to the impact of the Omicron variant on the number of available crews, the Company operated 87.6% of its 1Q19 ASMs, compared to 83.1% of its 4Q19 capacity in 4Q21.

Total revenues for 1Q22 came in at US$571.6 million, reaching 85.0% of 1Q19 revenues. Passenger revenue for 1Q22 reached 83.4% of 1Q19 levels, while 1Q22 cargo revenue was 40.6% higher than 1Q19. Driven mainly by the impact of the Omicron variant to passenger demand, yields decreased 2.7% to 11.8 cents and load factors decreased 1.8 percentage points to 81.5%, compared to 1Q19, resulting in Revenues per Available Seat Mile (RASM) of 10.2 cents, or 3.0% lower than 1Q19.

Unit cost (CASM) came in at 9.4 cents, an increase of 7.5% versus 1Q19, driven by a higher fuel cost. Excluding fuel, CASM came in at 6.0 cents, a decrease of 1.6% when compared to 1Q19, while operating at 87.6% of 1Q19 capacity.

The Company ended the quarter with a cash balance of US$1.2 billion, which represents 65% of the last twelve months’ revenues.

Despite the positive financial results during 1Q22 and the recovering demand environment, the Company expects lower second-quarter margins due to the significant increase in jet fuel prices in what is historically a low season quarter.

The Company has a proven and very strong business model, which is built on operating the best and most convenient network for intra-Latin America travel from its Hub of the Americas® based on Panama’s advantageous geographic position, low unit costs, best on-time performance, and strongest balance sheet. Going forward, the Company expects to leverage its strong balance sheet, leading liquidity position, and lower cost base to continue strengthening its long-term competitive position by implementing initiatives that will further reinforce its network, product and cost competitiveness.

Exhibit 99.1

OUTLOOK FOR 2022

As a result of the continued uncertainty related to outbreaks of COVID-19 and its variants, the Company will provide financial guidance only for the second quarter of 2022 and preliminary capacity and CASM ex-fuel guidance for the full-year 2022.

Given the impact of higher fuel prices, among other factors, the Company expects its operating margin to be within a range of approximately 3% to 5% for 2Q22. The Company expects capacity in 2Q22 to reach approximately 5.9 billion ASMs or 96% of 2Q19 ASMs.

Financial Outlook	2Q22 Guidance	1Q22
Capacity (% of 2019)	~96%	87.6%
Operating Margin	~3-5%	7.8%

Factored in this outlook is a load factor of approximately 86%, Unit Revenues (RASM) of approximately 11.3 cents, unit costs excluding fuel (Ex-Fuel CASM) of approximately 6.0 cents, and an all-in fuel price of US$4.00 per gallon.

For full-year 2022, the Company expects to operate approximately 98% of 2019 ASMs and deliver a CASM ex-fuel of approximately 5.9 cents.

CONSOLIDATED FIRST-QUARTER RESULTS

Operating revenue

Consolidated revenue for 1Q22 totaled US$571.6 million, mainly driven by passenger revenue.

Passenger revenue totaled US$541.3 million, a 16.6% decrease compared to the same period in 2019, on 12.4% less capacity. The first-quarter results are mostly comprised of flown passenger ticket revenue and passenger-related ancillary revenue.

Cargo and mail revenue totaled US$21.5 million, a 40.6% increase compared to the same period in 2019, related to higher cargo volume and yields.

Other operating revenue totaled US$8.8 million, mainly revenues from non-air ConnectMiles partners.

Operating expenses

Fuel totaled US$191.3 million, an increase of 12.4% compared to the same period in 2019, on 18.1% fewer gallons consumed and a 37.4% higher effective fuel price.

Wages, salaries, benefits, and other employee expenses totaled US$89.8 million, representing a 21.0% decrease compared to the same period in 2019, mainly driven by a reduced headcount.

Passenger servicing totaled US$15.6 million, a decrease of 39.0% compared to the same period in 2019, as a result of 9.2% fewer passengers and a simplified onboard product offering due to temporary COVID-19 biosafety protocols.

Airport facilities and handling charges totaled US$45.8 million, an increase of 0.9% compared to the same period in 2019, mostly related to higher airport fees, mainly in the US.

Sales and distribution totaled US$46.0 million, a decrease of 13.4% compared to the same period in 2019, due to lower sales in the quarter compared to 1Q19.

Exhibit 99.1

Maintenance, materials, and repairs totaled US$23.4 million, a decrease of 16.7% compared to the same period in 2019, driven by 19.4% fewer flight hours and lower materials and component repairs related to a simplified fleet.

Depreciation and amortization totaled US$63.3 million, mostly comprised of owned and leased flight equipment, maintenance events, and IT systems amortizations, a decrease of 7.2% compared to 1Q19, mainly due to a reduction in fleet size.

Flight operations mostly related to overflight fees, totaled US$22.0 million, a decrease of 14.8% compared to the same period in 2019, driven by 18.4% fewer departures.

Other operating and administrative expenses totaled US$30.0 million, an increase of 1.3% versus 1Q19 mainly comprised of IT systems expenses, aircraft engine rentals, aircraft insurance and cargo expenses, as well as other overhead expenses.

Non-operating Income (Expense)

Consolidated non-operating income (expense) resulted in a net expense of (US$24.4) million.

Finance cost totaled (US$20.4) million, mostly comprised of convertible notes interest expenses of US$10.2 million, US$6.2 million related to loan interest and commission expenses, and US$1.1 million in interest charges related to operating leases.

Finance income totaled US$2.5 million in proceeds from investments.

Gain (loss) on foreign currency fluctuations resulted in a US$2.9 million gain, mainly driven by the revaluation of the Brazilian real and the Colombian peso.

Net change in fair value of derivatives totaled a net (US$6.8) million unrealized mark-to-market loss related to the Company’s convertible notes.

Other non-operating income (expense) totaled a (US$2.7) million unrealized mark-to-market loss related to changes in the value of financial investments.

Exhibit 99.1

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to countries in North, Central and South America and the Caribbean. For more information visit: www.copaair.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: 011 507 304-2774

www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates, and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve several business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Exhibit 99.1

Copa Holdings, S.A.
Income Statement - IFRS
(US$ Thousands)
	Unaudited	Unaudited	%	Unaudited	%
	1Q22	1Q19	Change	4Q21	Change
Operating Revenues
Passenger revenue	541,255	648,790	-16.6%	540,571	0.1%
Cargo and mail revenue	21,537	15,316	40.6%	25,849	-16.7%
Other operating revenue	8,790	8,063	9.0%	8,575	2.5%
Total Operating Revenue	571,582	672,169	-15.0%	574,995	-0.6%

Operating Expenses
Fuel	191,256	170,163	12.4%	149,057	28.3%
Wages, salaries, benefits and other employees' expenses	89,759	113,662	-21.0%	80,434	11.6%
Passenger servicing	15,607	25,571	-39.0%	12,204	27.9%
Airport facilities and handling charges	45,787	45,362	0.9%	42,863	6.8%
Sales and distribution	46,033	53,133	-13.4%	43,706	5.3%
Maintenance, materials and repairs	23,350	28,047	-16.7%	(19,620)	-219.0%
Depreciation and amortization	63,303	68,187	-7.2%	59,828	5.8%
Flight operations	22,039	25,875	-14.8%	19,173	14.9%
Other operating and administrative expenses	29,674	29,285	1.3%	26,057	13.9%
Total Operating Expense	526,809	559,284	-5.8%	413,703	27.3%

Operating Profit/(Loss)	44,774	112,885	-60.3%	161,292	-72.2%

Non-operating Income (Expense):
Finance cost	(20,445)	(14,022)	45.8%	(21,177)	-3.5%
Finance income	2,545	5,954	-57.3%	2,571	-1.0%
Gain (loss) on foreign currency fluctuations	2,917	(5,960)	-149.0%	(2,508)	-216.3%
Net change in fair value of derivatives	(6,752)	-	-100.0%	(8,922)	-24.3%
Other non-operating income (expense)	(2,664)	(825)	223.0%	(1,158)	130.0%
Total Non-Operating Income/(Expense)	(24,398)	(14,853)	64.3%	(31,194)	-21.8%

Profit before taxes	20,376	98,032	-79.2%	130,098	-84.3%

Income tax expense	(617)	(8,600)	-92.8%	(11,837)	-94.8%

Net Profit/(Loss)	19,759	89,431	-77.9%	118,261	-83.3%

EPS
Basic	0.47	2.11	-77.7%	2.78	-83.1%

Shares used for calculation:
Basic	42,006,022	42,477,761		42,533,036

Exhibit 99.1

Copa Holdings, S. A. and subsidiaries

Consolidated statement of financial position

(US$ Thousands)

	March 2022	December 2021
ASSETS	(Unaudited)
Current Assets
Cash and cash equivalents	249,014	211,081
Short-term investments	771,074	806,340
Total cash, cash equivalents and short-term investments	1,020,088	1,017,421
	-	-
Accounts receivable, net	125,989	90,618
Accounts receivable from related parties	1,598	1,832
Expendable parts and supplies, net	80,690	74,778
Prepaid expenses	34,268	31,148
Prepaid income tax	16,095	16,938
Other current assets	6,497	6,054
	265,137	221,368
TOTAL CURRENT ASSETS	1,285,225	1,238,789

Long-term investments	204,810	199,670
Long-term accounts receivable	-	-
Long-term prepaid expenses	6,195	6,727
Property and equipment, net	2,625,393	2,512,704
Right of use assets	149,230	166,328
Intangible, net	78,381	81,749
Deferred tax assets	30,911	28,196
Other Non-Current Assets	15,497	14,098
TOTAL NON-CURRENT ASSETS	3,110,417	3,009,472

TOTAL ASSETS	4,395,642	4,248,261

LIABILITIES
Loans and borrowings	151,234	196,602
Current portion of lease liability	74,571	73,917
Accounts payable	126,899	112,596
Accounts payable to related parties	19,113	7,948
Air traffic liability	625,309	557,331
Frequent flyer deferred revenue	97,040	95,114
Taxes Payable	40,557	32,600
Employee benefits obligations	28,487	32,767
Income tax payable	4,293	3,835
Other Current Liabilities	1,206	786
TOTAL CURRENT LIABILITIES	1,168,709	1,113,496

Loans and borrowings long-term	1,329,125	1,229,031
Lease Liability	86,787	104,734
Net Defined Benefit Liability	7,547	7,670
Derivative financial instruments	275,090	268,338
Deferred tax Liabilities	18,885	18,782
Other long - term liabilities	216,979	206,813

TOTAL NON-CURRENT LIABILITIES	1,934,413	1,835,368
TOTAL LIABILITIES	3,103,122	2,948,864

EQUITY	-	-

Class A - 34,012,597 issued and 30,643,923 outstanding	21,324	21,289
Class B - 10,938,125	7,466	7,466
Additional Paid-In Capital	99,849	98,348
Treasury Stock	(205,074)	(176,902)
Retained Earnings	1,367,866	1,324,022
Net profit	19,759	43,844
Other comprehensive loss	(18,670)	(18,670)

TOTAL EQUITY	1,292,520	1,299,397
TOTAL EQUITY LIABILITIES	4,395,642	4,248,261

Exhibit 99.1

Copa Holdings, S. A. and subsidiaries
Consolidated Statement of Cash Flows
For the three months ended March 31,
(In US$ thousands)
	2022	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from (used in) operating activities	169,336	(892)	106,340
Cash flow (used in) from investing activities	(120,515)	(86,697)	19,795
Cash flow (used in) from financing activities	(10,888)	162,325	55,058
Net increase in cash and cash equivalents	37,933	74,736	181,193
Cash and cash equivalents at January 1	211,081	119,065	158,732
Cash and cash equivalents at March 31	$249,014	$193,801	$339,925

Short-term investments	771,074	898,453	672,721
Long-term investments	204,810	111,001	114,277
Total cash and cash equivalents and investments at March 31	$1,224,898	$1,203,255	$1,126,923

Exhibit 99.1

Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non-IFRS financial measures: Adjusted Operating Profit, Adjusted Net Profit, Adjusted Basic EPS, Operating CASM Excluding Fuel, and Cash Buildup. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation and should be considered together with comparable IFRS measures, in particular operating profit, and net profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Operating Profit
and Adjusted Net Profit	1Q22	1Q21	4Q21	1Q19

Operating Profit as Reported	$44,774	$(77,081)	$161,292	$112,873
Subtract: Leased Aircraft Return provision			$45,519
Adjusted Operating Profit	$44,774	$(77,081)	$115,773	$112,873

Net Profit as Reported	$19,759	$(110,733)	$118,261	$89,431
Subtract: Leased Aircraft Return provision			$45,519
Add: Net change in fair value of derivatives	$6,752	$15,663	$8,922
Add: Net change in fair value of financial investments	$2,979
Adjusted Net Profit	$29,490	$(95,070)	$81,664	$89,431

Reconciliation of Adjusted Basic EPS	1Q22	1Q21	4Q21	1Q19

Adjusted Net Profit	$29,490	$(95,070)	$81,664	$89,431
Shares used for calculation of Basic EPS	42,006	42,571	42,533	42,478
Adjusted Basic Earnings per share (Adjusted Basic EPS)	$0.70	$(2.23)	$1.92	$2.11

Reconciliation of Adjusted Operating Costs per ASM
Excluding Fuel (Adjusted CASM Excl. Fuel)	1Q22	1Q21	4Q21	1Q19

Operating Costs per ASM as Reported (in US$ Cents)	9.4	9.0	8.2	8.7
Return of leased aircraft provision per ASM (in US$ Cents)	-	-	(0.8)	-
Adjusted Operating Costs per ASM (in US$ Cents)	9.4	9.0	9.0	8.7

Aircraft Fuel Cost per ASM (in US$ Cents)	3.4	2.5	2.9	2.7
Adjusted Operating Costs per ASM excluding fuel (in US$ Cents)	6.0	6.6	6.1	6.1